                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                                  CELLCOM CORP.
                                (Name of Issuer)

                          Common Stock. $.001 par value
                         (Title of Class of Securities)

                                    151154309
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 2, 1998

             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
                13D, and is filing this schedule because of Rule
                13D-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No 151154309
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  SBK Investment Partners
                  13-3461082

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                                               PF
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
            State of New York

                                                 7)   SOLE VOTING POWER
                                                       966,666

NUMBER                                           8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY                                         9)   SOLE DISPOSITIVE POWER
EACH                                                   966,666
REPORTING
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER



11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,201,809

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [ ]

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%
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                                                                    Page 3 of 12

14)    TYPE OF REPORTING PERSON

                             PN

                                  SCHEDULE 13D

CUSIP No 151154309
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Jack Becker


2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                                               PF
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                                 7)   SOLE VOTING POWER
                                                       70,000

NUMBER                                           8)   SHARED VOTING POWER
OF SHARES                                              999,999
BENEFICIALLY
OWNED BY                                         9)   SOLE DISPOSITIVE POWER
EACH                                                   70,000
REPORTING
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER
                                                       999,999


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,201,809

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [ ]

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14)    TYPE OF REPORTING PERSON

                             IN

                                  SCHEDULE 13D

CUSIP No 151154309
1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Charles Snow


2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [X]

3)     SEC USE ONLY


4)     SOURCE OF FUNDS

                                               PF
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                                 7)   SOLE VOTING POWER
                                                       131,810

NUMBER                                           8)   SHARED VOTING POWER
OF SHARES                                              999,999
BENEFICIALLY
OWNED BY                                         9)   SOLE DISPOSITIVE POWER
EACH                                                   131,810
REPORTING
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER
                                                       999,999


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,201,809

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [ ]

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14) TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP No 151154309
1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Snow Becker Krauss P.C.


2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [ ]

3)     SEC USE ONLY


4)     SOURCE OF FUNDS

                                               PF
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of New York

                                                 7)   SOLE VOTING POWER
                                                       33,333

NUMBER                                           8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY                                         9)   SOLE DISPOSITIVE POWER
EACH                                                   33,333
REPORTING
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER



11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,201,809

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [ ]

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14)    TYPE OF REPORTING PERSON

                             CO

 Item  1.   Security and Issuer.

       This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Cellcom Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 520 South Fourth Street, Las Vegas, NV 89101.

Item 2.   Identity and Background.

       (a) This Statement is filed on behalf of SBK Investment Partners, a partnership organized under the laws of the State of New York, Jack Becker, Charles Snow and Snow Becker Krauss P.C., a professional corporation organized under the laws of the State of New York (collectively, the "Reporting Persons").

       SBK Investment Partners and Snow Becker Krauss P.C. has as their business address 605 Third Avenue, New York, NY 10158. SBK Investment Partners is an investment partnership and Snow Becker Krauss P.C. is engaged in the practice of law.

       (b) - (c), (f) The partners of SBK Investment Partners and Snow Becker Krauss P.C., as well as Jack Becker and Charles Snow, are set forth on Schedule I and Schedule II, respectively, attached hereto. Schedule I and Schedule II set forth the following information with respect to each such person:

       (i) name;

       (ii) business address;

       (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

       (iv) citizenship.

       (d) - (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or Schedule II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       SBK Investment Partners acquired 866,667 shares of Common Stock directly from the Company for cash in a private transaction in the amount of $13,000. The transaction was consummated on June 2, 1998. Jack Becker had previously acquired 70,000 shares of Common Stock, Charles Snow had previously acquired 131,810 shares of Common Stock and Snow

Becker Krauss P.C. had previously acquired 33,333 shares of Common Stock of the Company for cash in private transactions.

Item 4.  Purpose of Transaction.

       SBK Investment Partners acquired the additional shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, SBK Investment Partners intends to maintain its equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

       (a) The Reporting Persons beneficially own 1,201,809 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock of the Issuer.

       (b) Jack Becker has sole power to direct the vote and to direct the disposition of 70,000 shares of Common Stock of the Issuer.

       Charles Snow has sole power to direct the vote and to direct the disposition of 131,810 shares of Common Stock of the Issuer.

       Jack Becker and Charles Snow share power to direct the vote and to direct the disposition of 999,999 shares of Common Stock of the Issuer.

       (c) None of the Reporting Persons has, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

       (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       N/A

Item 7.  Material to be Filed as Exhibits.

            N/A

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     SBK INVESTMENT PARTNERS


                                                     /s/ Jack Becker
                                                     Name: Jack Becker
                                                     Title: Partner



                                                     /s/ Jack Becker
                                                     Jack Becker



                                                     /s/ Charles Snow
                                                     Charles Snow



                                                     SNOW BECKER KRAUSS P.C.


                                                     /s/ Jack Becker
                                                     Name: Jack Becker
                                                     Title: Partner

Dated: August 5, 1998

                                   SCHEDULE I

       The name and present principal occupation of each of the members of SBK Investment Partners are set forth below:

--------------------------------------------------------------------------------------------------------------------------
                                                                                        PRINCIPAL OCCUPATION AND
         NAME AND CITIZENSHIP                POSITION WITH REPORTING PERSON                 BUSINESS ADDRESS
--------------------------------------------------------------------------------------------------------------------------
Becker, Jack                                             Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Snow, Charles                                            Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Krauss, Harvey                                           Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Lutzker, Elliott H.                                      Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Van Praag, Alan                                          Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Luzemburg, Marc J.                                       Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Kurland, Paul C.                                         Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Fuerth, Thomas L.                                        Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Berkowitz, H. David                                      Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Inbornone, Francis V.                                    Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Borten, Mark S.                                          Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Hummell, William D.                                      Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125

                                                        SCHEDULE I

--------------------------------------------------------------------------------------------------------------------------
                                                                                        PRINCIPAL OCCUPATION AND
         NAME AND CITIZENSHIP                POSITION WITH REPORTING PERSON                 BUSINESS ADDRESS
--------------------------------------------------------------------------------------------------------------------------
Honick, Eric                                             Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Orenstein, Mark                                          Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Kotik, Lawrence H.                                       Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Helwig, Catherine A.                                     Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE II

       The name and present principal occupation of each of the members of Snow Becker Krauss are set forth below:

--------------------------------------------------------------------------------------------------------------------------
                                                                                        PRINCIPAL OCCUPATION AND
         NAME AND CITIZENSHIP                POSITION WITH REPORTING PERSON                 BUSINESS ADDRESS
--------------------------------------------------------------------------------------------------------------------------
Becker, Jack                                             Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Snow, Charles                                            Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Krauss, Harvey                                           Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Lutzker, Elliott H.                                      Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Van Praag, Alan                                          Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Luzemburg, Marc J.                                       Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Kurland, Paul C.                                         Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Fuerth, Thomas L.                                        Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Berkowitz, H. David                                      Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Inbornone, Francis V.                                    Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Borten, Mark S.                                          Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Hummell, William D.                                      Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125

                                  SCHEDULE II

--------------------------------------------------------------------------------------------------------------------------
                                                                                        PRINCIPAL OCCUPATION AND
         NAME AND CITIZENSHIP                POSITION WITH REPORTING PERSON                 BUSINESS ADDRESS
--------------------------------------------------------------------------------------------------------------------------
Honick, Eric                                             Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Orenstein, Mark                                          Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Kotik, Lawrence H.                                       Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------
Helwig, Catherine A.                                     Member                  Law;
USA                                                                              605 Third Avenue
                                                                                 New York, NY 10158-0125
--------------------------------------------------------------------------------------------------------------------------